UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 17 – Arch Hill Capital, NV)

(Amendment No. 7 – Stichting Gemeenschappelijk Bezit LTC)

Under the Securities Exchange Act of 1934

Lithium Technology Corporation
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

536808306
(CUSIP Number)

Rien Nuijt
Arch Hill Capital NV
Noordwal 10
2513 EA Den Haag
The Netherlands
Telephone: 011 31703546818

____________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No 536808306

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Arch Hill Capital, NV
2.	Check the Appropriate box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐	¨
6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 413,712,549
	8.	Shared Voting Power 755,337,303
	9.	Sole Dispositive Power 413,712,549
	10.	Shared Dispositive Power 755,337,303

11.	Aggregate Amount Beneficially Owned By Each Reporting Person 1,169,049,852
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	¨
13.	Percent of class Represented by Amount in Row (11) 48.37%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No 536808306

1.	Names of SGBG I.R.S. Identification Nos. of above persons (entities only). Stichting Gemeenschappelijk Bezit LTC
2.	Check the Appropriate box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐	¨
6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8	Shared Voting Power 755,337,303
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 755,337,303

11.	Aggregate Amount Beneficially Owned By Each Reporting Person 755,337,303
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐	¨
13.	Percent of class Represented by Amount in Row (11) 32.19%
14.	Type of Reporting Person (See Instructions) CO

This statement on Schedule 13D constitutes Amendment No. 7 to the Schedule 13D (the “Stichting LTC Amendment”) filed by Stichting Gemeenschappelijk Bezit LTC (“Stichting LTC” or the “Foundation”) and Amendment No. 17 to the Schedule 13D (the “Arch Hill Capital Amendment”) filed by Arch Hill Capital, N.V. (“Arch Hill Capital” and together with Stichting LTC, the “Arch Hill Parties”), and amends and supplements the Schedule 13Ds filed by Arch Hill Capital and Stichting LTC with respect to the Common Stock of Lithium Technology Corporation (the “Issuer” or the “Company”).

Item 2.	Identity and Background

Item 2 is hereby amended and supplemented to add the following:

(b) The business address of Arch Hill Capital and Stichting is Noordwal 10, 2513 EA Den Haag, The Netherlands.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented to add the following:

	(a)	See Item 6(d) below.

	(d)	See Item 6(d) below.

	(g)	See Item 6(d) below.

The Reporting Person has no plans or proposals which relate to Items 4 (b), (c), (e), (f), (h), (i) or (j).

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented to add the following:

	(a)	(i)	Stichting LTC is the beneficial owner of 755,337,303 shares of the Issuer’s Common Stock representing approximately 32.19% of the Issuer’s Common Stock, consisting of:

			(1)	440,871,898 shares of the Issuer’s Common Stock held directly by Stichting LTC;

			(2)	37,706,467 shares of Common Stock issuable at $0.04 per share upon conversion of the principal of a convertible debenture issued as part of the 9% Convertible Debentures March 2009 offering;

			(3)	88,000,161 shares of Common Stock issuable at $0.024 per share upon conversion of the principal of a convertible promissory note issued as part of the 10% Convertible Promissory Note October 2009 I offering;

	(4)	134,137,028 shares of Common Stock issuable at $0.024 per share upon conversion of the principal of a convertible promissory note issued as part of the 10% Convertible Promissory Note October 2009 II offering; and

	(5)	54,621,749 shares of Common Stock issuable at $0.024 per share upon conversion of the principal of a convertible debenture issued as part of the 10% Convertible Debenture Q2 2010 offering.

(1) through (5) above are hereby referred to as the “Stichting LTC Shares.”

Includes 1,500,000 shares of Company Common Stock that Cees Borst, a stockholder of the Company and a party to the Governance Agreement (as defined in Item 6(a) below), has the right to receive from Stichting LTC.

(ii)	Arch Hill Capital is the beneficial owner of 1,169,049,852 shares of the Issuer’s Common Stock representing approximately 48.37% of the Issuer’s Common Stock, consisting of:

	(1)	343,432,926 shares of the Issuer’s Common Stock held directly by Arch Hill Capital;

	(2)	40,460,373 shares of Common Stock issuable at $0.024 per share upon conversion of the principal of a convertible promissory note issued as part of the 10% Convertible Promissory Note January 2010 offering:

	(3)	29,819,250 shares of Common Stock issuable at $0.04 per share upon conversion of the principal of a convertible promissory note issued to Arch Hill Capital in consideration of consulting services to the Issuer aggregating Nine Hundred Thousand Euros (€900,000) (together with the Common Stock specified in Items 5(a)(ii)(1) and (2) above referred to herein as the “Arch Hill Shares”); and

	(4)	755,337,303 Stichting LTC Shares described above.

(iii)	Cicco Holding AG (“Cicco”), beneficially owns 140,004,807 shares of the Issuer’s Common Stock representing approximately 6.04% of the Issuer’s Common Stock, consisting of:

(1) 125,000,000 shares of Common Stock held directly by Cicco.

(2) 15,004,807 shares of Common Stock issuable upon conversion of the principal of and accrued interest on the Closing Note described below in Item 6(d) at the maturity date.

(1) through (2) above shall be referred to herein as the “Cicco Shares”.

(iv)

Power Duke Investments Ltd. (“PDI”), which is an affiliate of Cicco through the ownership by its sole shareholder, Mr. Lim Ho Kee, in Kamkorp Limited, which is also owned in part by Mr. Kamal Siddiqi, the sole shareholder of Cicco, beneficially owns 83,333,333 shares of the Issuer’s Common Stock representing approximately 4.10% of the Issuer’s Common Stock (the “PDI Shares”). Kamkorp Limited is the sole parent company of Frazer-Nash Research Ltd.

	(b)	(i)	The Stichting LTC Shares are owned directly by Stichting LTC with Stichting LTC having the power to vote and dispose of the Stichting LTC Shares. Arch Hill Capital controls Stichting LTC and also has the power to vote and dispose of the Stichting LTC Shares.

		(ii)	The Arch Hill Shares are owned directly by an Arch Hill Capital affiliated company, Arch Hill Real Estate N.V., with Arch Hill Capital having the power to vote and dispose of these shares.

		(iii)	See Item 6(d) below regarding the voting agreement between Cicco Holding AG, Arch Hill Capital and Stichting LTC.

	(c)	Not applicable.

(d) and (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

	(a)	On April 28, 2008 the Company entered into a Governance Agreement (the “Governance Agreement”) with certain shareholders of the Company, including Cees Borst (collectively, the “Investors”), Stichting LTC, and Arch Hill Capital, and together with Stichting LTC, the “Arch Hill Parties”. The Investors included eight persons or entities that were holders of shares of the Company’s Series C Preferred Stock, which has now been converted entirely into Common Stock, and/or Common Stock. The Investors beneficially owned approximately 29% of the Company’s Common Stock in the aggregate at the time of execution of the Governance Agreement. The Governance Agreement was no longer applicable and by letter dated April 12, 2011 and delivered on April 21, 2011, Arch Hill provided notice of termination thereof to each of the Investors named therein.

(b)	Effective April 1, 2011, Christiaan A. van den Berg is no longer the Chief Executive Officer of Arch Hill Capital and the Stichting LTC. He remains a consultant to the Company as well as a Co-Chairman of the Board of the Company.

(c)	On March 30, 2011, the Company executed several related definitive agreements with Cicco, an affiliate of PDI (also referred to herein as the “Purchaser”), concerning a series of strategic transactions (the “Strategic Transaction”). The definitive agreements executed included a Securities Purchase Agreement (the “Purchase Agreement”), a Closing Note (the “Closing Note”), a Closing Warrant (the “Closing Warrant”), an Investor Rights Agreement (the “IR Agreement”) and a Joint Venture and Shareholder’s Agreement (the “JV Agreement”). The financing was closed by the Company and Cicco on April 1, 2011.

Pursuant to the terms of the Purchase Agreement, the Company sold to the Purchaser 721,500,000 Shares of the Company’s Common Stock, $.01 par value (the “Shares”). The Company had previously sold to PDI 83,333,333 shares of Common Stock for an aggregate purchase price of Two Million US Dollars ($2,000,000) in October 2010. In consideration of the Shares, the Purchaser delivered to the Company at Closing (i) Three Million U.S. Dollars ($3,000,000) and (ii) an executed purchase order for 14,400 battery cells (the “Purchase Order”). Of the Shares, 596,500,000 are being held in escrow by the Company or its counsel and will be released to the Purchaser in proportion to the amounts funded under the Notes (as defined below).

Additionally, the Purchaser agreed to make a loan facility available to the Company in exchange for the issuance of convertible promissory notes (each a “Note”). The Purchaser agreed to provide advances to the Company (each an “Advance”) up to an aggregate limit of Four Million Six Hundred Twenty-Nine Thousand One Hundred and Ninety-Eight U.S. Dollars ($4,629,198) (the “Commitment Amount”) through December 31, 2011. Upon the receipt of any Advance, the Company agreed to issue a Note in the principal amount of such Advance at nine percent (9%) interest per annum maturing on June 30, 2013 (“Maturity Date”). The holder of each Note may at its option convert the principal of and accrued interest on the Note into shares of the Company’s Common Stock at $.03 per share (subject to certain adjustments for Company dilutive events set forth in Section 3.1(a) of the Note) at any time prior to the Maturity Date. Each Note also gives the holder the right to accelerate the Note upon the occurrence of an Event of Default. Each Note will be guaranteed by two of the Company’s subsidiaries, GAIA Akkumulatorenwerke GmbH (“GAIA GmbH”) and Dilo Trading AG (“Dilo”) (each a “Guarantor Subsidiary”) (each guaranty, a “Guaranty”).

At Closing, the Company issued to the Purchaser the Closing Note in the form of the Note in the principal amount of Three Hundred Seventy Thousand Eight Hundred Two Dollars ($370,802), which represents the Cumulative Investment paid to the Company by the Purchaser as excess funding in the purchase of battery cells from the Company prior to the Closing Date. The Purchaser agreed to waive any requirement that the Closing Note be guaranteed upon execution and issuance thereof on the Closing Date. The Company also issued a Closing Warrant to the Purchaser that is designed to provide the Purchaser with anti-dilution protection against the exercise or conversion of certain Specified Antidilution Securities (described below), which include the convertible debt instruments held by the Arch Hill Parties. The Closing Warrant is fully vested and is exercisable by the holder thereof for as long as any of the Specified Antidilution Securities (as defined below) is outstanding and exercisable. The exercise price for each share issuable thereunder (each a “Warrant Share”) is $.01 per share and the Closing Warrant must be exercised on a cashless basis. The holder of the Closing Warrant may exercise the Closing Warrant for such number of Warrant Shares, when added to the Specified Share Number, which is equal to 35.0% of the Specified Antidilution Base. The “Specified Share Number” is the sum of (i) the number of PDI Shares, (ii) the number of Closing Shares (assuming the release of all Holdback Shares), and (iii) the number of shares of Common Stock issuable upon conversion of all Notes (assuming that the Commitment Amount has been fully funded under the Notes) at the time of determination (as each of the foregoing terms is defined in the Securities Purchase Agreement). The “Specified Antidilution Base” is the sum of (i) 1,907,371,256 shares of Common Stock outstanding on the date of issuance of the Closing Warrant, (ii) the number of shares of Common Stock, if any, issued upon exercise or conversion of the Specified Antidilution Securities following the Closing Date, and (iii) the number of shares of Common Stock issuable as Warrant Shares after giving effect to the exercise of the Closing Warrant on a “cashless exercise” basis. The “Specified Antidilution Securities” are any outstanding options, warrants, convertible notes and debentures of the Company prior to the Closing Date.

Under the terms of the Purchase Agreement, the Purchaser shall additionally be entitled to receive warrants to purchase shares of the Company’s Common Stock (each a “Performance Warrant”) upon the fulfillment of certain conditions specified in the Purchase Agreement including the achievement of certain Performance Targets by the Joint Venture Entity (as defined below). The Performance Warrants issuable to Purchaser shall be for the purchase of the specified amount of shares of Common Stock at the specified exercise prices in the Purchase Agreement for each Performance Target. For a portion of the Performance Warrants issuable for the Warrant Shares, in order to exercise such Performance Warrant, the funding in full of the Commitment Amount of the Notes and the conversion in full of all outstanding Notes must occur. For the Performance Warrants issuable for the Warrant Shares in order for each such Performance Warrant to be issued, the funding in full of the Commitment Amount of the Notes and the conversion in full of all outstanding Notes must occur. Each Performance Warrant when issued is fully vested and is exercisable for one (1) year from the date of issuance. The number of shares issuable and the exercise price per share are subject to adjustment for certain Company events as set forth in the Warrant.

The Company also executed the IR Agreement with the Purchaser, which provides, among other things, demand registration rights after June 1, 2011 and piggyback registration rights to the holder(s) of the Common Stock purchased on the Closing Date, the Common Stock issuable upon conversion of the Notes, and the Common Stock issuable upon exercise of the Warrants outstanding at the time of registration. The IR Agreement further grants to the Purchaser a right of first refusal to purchase shares of the Company’s Common Stock being offered and/or issued by the Company upon the same offer/issuance terms except for issuance by the Company of securities (i) pursuant to any contract or plan in effect as of the date of the IR Agreement, (ii) in connection with the employment or retention of management and certain others at an exercise, conversion or issuance price not below fair market value at the security date of grant or issuance, as the case may be, or (iii) where such issuance is approved by the Purchaser. The IR Agreement additionally grants to the Purchaser the right to appoint directors to the Company’s Board of Directors and to the Company’s Audit Committee according to the terms of the IR Agreement.

Finally, the IR Agreement provides that, after such date as the Commitment Amount has been funded in full and until the later to occur of the Purchaser’s ownership interest decreasing below thirty-five percent (35%) of the Company’s outstanding Common Stock taking into account all of its equity ownership and the shares that it is entitled to under any Notes or the Closing Warrant or the Purchaser selling a share of Common Stock, without the approval of at least four (4) directors, neither the Company may nor may it authorize its subsidiaries to effect certain corporate actions specified in the IR Agreement.

Additionally, as part of the Strategic Transaction, the Arch Hill Parties entered into a Shareholder’s Agreement with the Purchaser dated March 30, 2011 pursuant to which the Arch Hill Parties agreed to cause the Company to comply with the provisions of the IR Agreement and to vote their shares of Common Stock in favor of the corporate actions specified in the IR Agreement. The Arch Hill Parties also gave the Purchaser their proxy for the limited purpose of allowing the Purchaser to vote the shares held by the Arch Hill Parties in the event that they do not comply with the requirements of the IR Agreement described in the preceding sentence. Finally, the Arch Hill Parties and the Purchaser agreed to provide the other party with a right of first refusal in the event that such party decided to offer their Common Stock for sale to a third party.

Item 7.	Material to be Filed as Exhibits

Exhibit 30	Securities Purchase Agreement dated March 30, 2011 by and between Lithium Technology Corporation and Cicco Holding AG (incorporated by reference to Exhibit 10.30 to the Company’s Current Report on Form 8-K dated and filed with the United States Securities and Exchange Commission on April 7, 2011).

Exhibit 31	Joint Venture and Shareholder’s Agreement dated March 30, 2011 by and between GAIA Holding B.V. and Cicco Holding AG (incorporated by reference to Exhibit 10.32 to the Company’s Current Report on Form 8-K dated and filed with the United States Securities and Exchange Commission on April 7, 2011)

Exhibit 32	Shareholder’s Agreement dated March 30, 2011 by and between Arch Hill Capital, B.V., Stichting Gemeenschappelijk Bezit LTC and Cicco Holding AG.

Exhibit 33	Letter Agreement dated April 12, 2011 from Arch Hill Capital B.V. terminating the Governance Agreement.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

ARCH HILL CAPITAL, N.V.

Dated: May 4, 2011	By:	/s/ Rien Nuijt
	Name:	Rien Nuijt,
	Title:	Managing Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

STICHTING GEMEENSCHAPPELIJK BEZIT LTC

Dated: May 4, 2011	By:	/s/ Rien Nuijt
	Name:	Rien Nuijt, Besturder